Form 20-F
period 2018-06-30
NextSource Materials Inc.
filed 2018-10-01
CIK 1302084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________________

For the transition period from_________________to______________

Commission File Number: 000-05151

NEXTSOURCE MATERIALS INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

1001-145 Wellington Street West
Toronto, Ontario
Canada M5J 1H8

(Address of principal executive offices)

Craig Scherba, Telephone (416) 364-4911

1001-145 Wellington Street West, Toronto, Ontario Canada M5J 1H8

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to section 12(b) of the Act:	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Common Stock, $0.001 par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None
(Title of Class)

The number of outstanding shares of the issuer’s common stock as of June 30, 2018:	469,933,611 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes ☒       No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ‘

   Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐      No ☒

TABLE OF CONTENTS

1. NextSource Materials Inc. Consolidated Financial Statements for the year Ended June 30, 2018 as filed on SEDAR on September 28, 2018.

2. NextSource Materials Inc., Management’s Discussion and Analysis for the year Ended June 30, 2018 as filed on SEDAR on September 28, 2018.

3. NextSource Materials Inc., Annual Information Form for the year Ended June 30, 2018 as filed on SEDAR on September 28, 2018.

4. NextSource Materials Inc., CEO Certification of Annual Filings for the year Ended June 30, 2018 as filed on SEDAR on September 28, 2018.

5. NextSource Materials Inc., CFO Certification of Annual Filings for the year Ended June 30, 2018 as filed on SEDAR on September 28, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 28, 2018
NEXTSOURCE MATERIALS INC.,

	By:	/s/ Marc Johnson
	Name:	Marc Johnson
	Title:	Chief Financial Officer