Form 20-F
period 2020-06-30
NextSource Materials Inc.
filed 2020-12-07
CIK 1302084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

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

130 King Street West, Exchange Tower Suite 1940
Toronto, Ontario
Canada M5X 2A2
 (Address of principal executive offices)

Craig Scherba, Telephone (416) 364-4911
130 King Street West, Exchange Tower Suite 1940,
Toronto, Ontario
Canada M5X 2A2
 (Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to section 12(b) of the Act:	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Common Stock, $nil par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None
(Title of Class)

The number of outstanding shares of the issuer’s common stock as of June 30, 2020:	536,494,789 shares

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
AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
AND MANAGEMENT DISCUSSION AND ANALYSIS

Annual Information Form
The Registrant’s Annual Information Form for the fiscal year ended June 30, 2020 is attached as Exhibit 99.1 to this Annual Report on Form 20-F and is incorporated herein by reference.

Audited Annual Consolidated Financial Statements
The Registrant’s audited annual consolidated financial statements for the fiscal year ended June 30, 2020, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 20-F and are incorporated herein by reference.

Management’s Discussion and Analysis
The Registrant’s Management’s Discussion and Analysis for the fiscal year ended June 30, 2020 is attached as Exhibit 99.3 to this Annual Report on Form 20-F and is incorporated herein by reference.

Notice of Annual Meeting and Management Proxy Circular
The Registrant's Notice of Annual Meeting and Management Proxy Circular for the fiscal year ended June 30, 2020 is attached as Exhibit 99.4 and 99.4.1 to this Annual Report on Form 20-F and is incorporated herein by reference.

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
4.3.1
Form of Warrant relating to private placement completed during August 2018 (Previously filed with our 20-F filed with the SEC on October 31, 2018)
4.3.2
Form of Warrant relating to private placement completed during October 2019 (Previously filed with our 20-F filed with the SEC on November 13, 2019)
4.3.3
Form of Warrant relating to private placement completed during July 2020
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
13.1
Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2
Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1
Annual Information Form for the fiscal year ended June 30, 2020.
99.2
Audited Annual Consolidated Financial Statements for the fiscal year ended June 30, 2020.
99.3
Management's Discussion and Analysis for the fiscal year ended June 30, 2020.
99.4
Notice of Annual Meeting and Management Proxy Circular for the fiscal year ended June 30, 2020.
99.4.1
Management Proxy Circular for the fiscal year ended June 30, 2020 Appendix C
99.5
Additional Information.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEXTSOURCE MATERIALS INC.,

Dated: December 4, 2020	By:	/s/ Marc Johnson
	Name:	Marc Johnson
	Title:	Chief Financial Officer