Form 20-F/A
period 2020-06-30
NextSource Materials Inc.
filed 2021-03-04
CIK 1302084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Additional Information
An Additional Information document is attached as Exhibit 99.5 to this Annual Report on Form 20-F and is incorporated herein by reference.

Cross Reference to Form 20-F

Item No.	Cross Reference to Form 20-F	Exhibit

Part I
Item 1	Identity of Directors, Senior Management and Advisers	99.4
Item 2	Offer Statistics and Expected Timetable	N/A
Item 3	Key Information
	A. Selected financial data	99.2
	B. Capitalization and indebtedness	N/A
	C. Reasons for the offer and use of proceeds	N/A
	D. Risk factors	99.1
Item 4	Information on the Company
	A. History and development of the company	99.1
	B. Business overview	99.1
	C. Organizational structure	99.1
	D. Property, plants and equipment	99.1 and 99.2
Item 4A	Unresolved Staff Comments	N/A
Item 5	Operating and Financial Review and Prospects
	A. Operating results	99.2 and 99.3
	B. Liquidity and capital resources	99.2 and 99.3
	C. Research and development, patents and licenses, etc.	N/A
	D. Trend information	99.1
	E. Off-balance sheet arrangements	99.3
	F. Tabular disclosure of contractual obligations	N/A
	G. Safe harbor	99.1
Item 6	Directors, Senior Management and Employees
	A. Directors and senior management	99.1 and 99.4
	B. Compensation	99.1 and 99.4
	C. Board practices	99.1 and 99.4
	D. Employees	99.1 and 99.4
	E. Share Ownership	99.1 and 99.4
Item 7	Major Shareholders and Related Party Transactions
	A. Major shareholders	99.4 and 99.5
	B. Related party transactions	99.1 and 99.2
	C. Interests of experts and counsel	99.1
Item 8	Financial Information
	A. Consolidated Statements and Other Financial Information	99.1 and 99.2
	B. Significant changes	99.2

Item 9	The Offer and Listing
	A. Offer and listing details	N/A
	A.4 Markets	99.3
	B. Plan of distribution	N/A
	C. Markets	99.3
	D. Selling shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the issue	N/A
Item 10	Additional Information
	A. Share Capital	99.1 and 99.2
	B. Memorandum and articles of association	1.1 and 1.2
	C. Material contracts	4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8
	D. Exchange controls	N/A
	E. Taxation	N/A
	F. Dividends and paying agents	N/A
	G. Statement by experts	99.1
	H. Documents on display	99.1
	I. Subsidiary information	N/A
Item 11	Quantitative and Qualitative Disclosures About Market Risk	N/A
Item 12	Description of Securities Other than Equity Securities	N/A

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15	Controls and Procedures	99.5
Item 16	[Reserved]
Item 16A.	Audit committee financial expert	99.5
Item 16B.	Code of Ethics	11
Item 16C.	Principal Accountant Fees and Services	99.4
Item 16D.	Exemptions from the Listing Standards for Audit Committees	N/A
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	N/A
Item 16F.	Change in Registrant’s Certifying Accountant	N/A
Item 16G.	Corporate Governance	N/A
Item 16H.	Mine Safety Disclosure	N/A

Part III
Item 17	Financial Statements	N/A
Item 18	Financial Statements	99.2
Item 19	Exhibits	Exhibit Index

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

Dated: March 4, 2021	NEXTSOURCE MATERIALS INC.,
By: /s/ Marc Johnson

Name: Marc Johnson
Title: Chief Financial Officer