Form 20-F
period 2021-06-30
NextSource Materials Inc.
filed 2021-11-02
CIK 1302084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

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

Marc Johnson, Telephone (416) 364-4911

130 King Street West, Exchange Tower Suite 1940,

Toronto, Ontario
Canada M5X 2A2

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to section 12(b) of the Act:	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Common Stock, $nil par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None
(Title of Class)

The number of outstanding shares of the issuer’s common stock as of June 30, 2021:	98,184,260 shares

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

AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

AND MANAGEMENT DISCUSSION AND ANALYSIS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended June 30, 2021 is attached as Exhibit 99.1 to this Annual Report on Form 20-F and is incorporated herein by reference.

Audited Annual Consolidated Financial Statements

The Registrant’s audited annual consolidated financial statements for the fiscal year ended June 30, 2021, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 20-F and are incorporated herein by reference.

Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the fiscal year ended June 30, 2021 is attached as Exhibit 99.3 to this Annual Report on Form 20-F and is incorporated herein by reference.

Notice of Annual Meeting and Management Proxy Circular

The Registrant’s Notice of Annual Meeting and Management Proxy Circular for the fiscal year ended June 30, 2021 is attached as Exhibit 99.4 to this Annual Report on Form 20-F and is incorporated herein by reference.

Additional Information

An Additional Information document is attached as Exhibit 99.5 to this Annual Report on Form 20-F and is incorporated herein by reference.

Cross Reference to Form 20-F

Item No.	Cross Reference to Form 20-F	Exhibit

Part I
Item 1	Identity of Directors, Senior Management and Advisers	99.4
Item 2	Offer Statistics and Expected Timetable	N/A
Item 3	Key Information
	A. Selected financial data	99.5
	B. Capitalization and indebtedness	99.1
	C. Reasons for the offer and use of proceeds	N/A
	D. Risk factors	99.1
Item 4	Information on the Company
	A. History and development of the company	99.1
	B. Business overview	99.1
	C. Organizational structure	99.1
	D. Property, plants and equipment	99.1, 99.2 and 99.3
Item 4A	Unresolved Staff Comments	N/A
Item 5	Operating and Financial Review and Prospects
	A. Operating results	99.2 and 99.3
	B. Liquidity and capital resources	99.2 and 99.3
	C. Research and development, patents and licenses, etc.	99.1
	D. Trend information	99.1
	E. Off-balance sheet arrangements	99.3
	F. Tabular disclosure of contractual obligations	99.3
	G. Safe harbor	99.1
Item 6	Directors, Senior Management and Employees
	A. Directors and senior management	99.1 and 99.4
	B. Compensation	99.1 and 99.4
	C. Board practices	99.1 and 99.4
	D. Employees	99.1 and 99.4
	E. Share Ownership	99.1 and 99.4
Item 7	Major Shareholders and Related Party Transactions
	A. Major shareholders	99.4 and 99.5
	B. Related party transactions	99.1 and 99.2
	C. Interests of experts and counsel	99.1
Item 8	Financial Information
	A. Consolidated Statements and Other Financial Information	99.1 and 99.2
	B. Significant changes	99.2 and 99.5
Item 9	The Offer and Listing
	A. Offer and listing details	N/A
	A.4 Markets	99.3
	B. Plan of distribution	N/A
	C. Markets	99.3
	D. Selling shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the issue	N/A

2

Item 10	Additional Information
	A. Share Capital	99.1 and 99.2
	B. Memorandum and articles of association	1.1 and 1.2
	C. Material contracts	4.1.1, 4.1.2, 4.1.3 4.2.1, 4.2.2, 4.2.3 4.3, 4.5, 4.6, 4.7, 4.8
	D. Exchange controls	N/A
	E. Taxation	99.5
	F. Dividends and paying agents	N/A
	G. Statement by experts	99.1
	H. Documents on display	99.1
	I. Subsidiary information	N/A
Item 11	Quantitative and Qualitative Disclosures About Market Risk	N/A
Item 12	Description of Securities Other than Equity Securities	N/A

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15	Controls and Procedures	99.5
Item 16	[Reserved]
Item 16A.	Audit committee financial expert	99.5
Item 16B.	Code of Ethics	11
Item 16C.	Principal Accountant Fees and Services	99.4
Item 16D.	Exemptions from the Listing Standards for Audit Committees	N/A
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	N/A
Item 16F.	Change in Registrant’s Certifying Accountant	N/A
Item 16G.	Corporate Governance	N/A
Item 16H.	Mine Safety Disclosure	N/A

Part III
Item 17	Financial Statements	N/A
Item 18	Financial Statements	99.2
Item 19	Exhibits	Exhibit Index

3

EXHIBIT INDEX

1.1	Articles of Continuance of NextSource Materials Inc., dated December 27, 2017 (Previously filed with our 20-F filed with the SEC on October 31, 2018)
1.2	By-Law No. 1 of NextSource Materials Inc., dated December 27, 2017 (Previously filed with our 20-F filed with the SEC on October 31, 2018)
4.1.1	2016 Stock Option Plan of NextSource Materials, Inc. (Previously filed as Appendix B to Schedule 14A filed with the SEC on November 14, 2016)
4.1.2	2018 Stock Option Plan of NextSource Materials, Inc. (Previously filed as Appendix C to the Management Proxy Circular in our 20-F filed with the SEC on October 1, 2018)
4.1.3	Long-Term Incentive Plan of NextSource Materials, Inc. (Previously filed as Appendix C to the Management Proxy Circular in our 20-F filed with the SEC on December 7, 2020)
4.2.1	Form of Warrant relating to private placement completed August 17, 2018 (Previously filed with our 20-F filed with the SEC on October 31, 2018)
4.2.2	Form of Warrant relating to private placement completed October 25, 2019 (Previously filed with our 20-F filed with the SEC on November 13, 2019)
4.2.3	Form of Warrant relating to private placement completed July 2, 2020 (Previously filed with our 20-F filed with the SEC on December 7, 2020)
4.2.4	Form of Warrant relating to private placement completed May 19, 2021
4.3	Vision Blue Investment Agreement
4.5	Employment Agreement with Craig Scherba (Previously filed with our Annual Report on Form 10-K filed with the SEC on September 28, 2017)
4.6	Employment Agreement with Brent Nykoliation (Previously filed with our Annual Report on Form 10-K filed with the SEC on September 28, 2017)
4.7	Management Consulting Agreement with Marc Johnson (Previously filed with our Annual Report on Form 10-K filed with the SEC on September 28, 2017)
4.8	Management Consulting Agreement with Robin Borley (Previously filed with our Annual Report on Form 10-K filed with the SEC on September 28, 2017)
8	List of Subsidiaries (see “Corporate Structure” of the Annual Information Form for the fiscal year ended June 30, 2021 filed hereto as Exhibit 99.1.)
11	Code of Ethics and Business Conduct (Previously filed with our 20-F filed with the SEC on October 31, 2018).
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Annual Information Form for the fiscal year ended June 30, 2021.
99.2	Audited Annual Consolidated Financial Statements for the fiscal year ended June 30, 2021.
99.3	Management’s Discussion and Analysis for the fiscal year ended June 30, 2021.
99.4	Notice of Annual Meeting and Management Proxy Circular for the fiscal year ended June 30, 2021.
99.5	Additional Information.

4

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: November 2, 2021	NEXTSOURCE MATERIALS INC.,

	By:	/s/ Marc Johnson
	Name:	Marc Johnson
	Title:	Chief Financial Officer

5