Form 40-F
period 2022-06-30
NextSource Materials Inc.
filed 2023-07-24
CIK 1302084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: June 30, 2022	Commission File Number: 000-05151

NEXTSOURCE MATERIALS INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

130 King Street West

Exchange Tower Suite 1940

Toronto, Ontario

Canada M5X 2A2

(416) 364-4911

(Address and telephone number of registrant's principal executive offices)

Registered Agent Solutions, Inc.

[99 Washington Avenue, Suite 1008

Albany, New York 12260

(888) 705-7274]

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:

As of June 30, 2022, there were 101,872,614 common shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Our Annual Report on Form 20-F for the fiscal year ended June 30, 2022, initially filed with the Securities and Exchange Commission on October 31, 2022 (the “Original 2022 Form 20-F”), is being filed to amend and restate the Original 2022 Form 20-F in its entirety as an annual report on Form 40-F (“Form 40-F”). NextSource Materials Inc. ("we", "us", "our", "NextSource" or the "Company") is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F ("Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications of our principal executive officer and principal financial officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are being filed as Exhibits 99.4 - 99.7 to this Form 40-F.

This Form 40-F does not reflect events occurring after the Original 2022 Form 20-F, except that the Company has included subsequent events and some additional information regarding its mining properties in response to comments received from the staff of the Securities and Exchange Commission’s Division of Corporation Finance, and to note that the Company inadvertently misidentified itself as a “non-accelerated filer” when it is an “accelerated filer” and the related consequence of the misidentification.

The Audited Annual Consolidated Financial Statements for the years ended June 30, 2022 and 2021 (the “Refiled Financial Statements”) are attached as Exhibit 99.2. At the time of the filing of the original 2022 Form 20-F, the Company believed it was a “non-accelerated filer”, and was not required to obtain or file an attestation report.  Upon later review it was determined that the Company was an “accelerated filer” for the year ended June 30, 2022 and was required to obtain an attestation report.  However, the Company has not obtained an attestation report. No changes were made to any of the amounts contained in the previously filed financial statements. The non-financial changes consisted of an update to the present day of Note 21 - Subsequent Events. The new Canadian Auditing Standards (“CAS”) audit opinion delivered by MNP LLP confirms the audit was completed in accordance with the standards of the CAS.

The Management Discussion & Analysis for the year ended June 30, 2022 (“MD&A”) has been amended, which is attached as Exhibit 99.3.  No changes were made to any of the amounts contained in the previously filed MD&A. Non-financial changes consisted of an update to the present day of the Company recent events, milestones and outlook, project descriptions and of the subsequent event disclosures contained therein.

2

FORWARD LOOKING STATEMENTS

This Annual Report, including the Exhibits incorporated by reference into this Annual Report, contains “forward‑looking information” and “forward‑looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities legislation. The forward‑looking statements are provided as of the date of this Annual Report and the Company does not intend to and does not assume any obligation to update forward‑looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward‑looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur,” or “be achieved”.

Forward-looking information includes, but is not limited to, information with respect to certain expectations regarding obtaining necessary permits; construction timelines and costs; anticipated production volumes; anticipated operating costs and capital spending; supply, demand and pricing outlook in the graphite market; sources of funding for the Molo Graphite Mine and the Green Giant Vanadium Project; exploration drill results; metallurgical drill results; environmental assessment and rehabilitation costs and amounts of certain other commitments; and the Company’s business objectives and targeted milestones (and timing thereof).

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. Such factors include, among others; uncertainty due to the Covid-19 Pandemic; development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production; the Company’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks; economic dependence on the Molo Graphite Mine; the Company has a significant shareholder; additional permits and licenses are necessary to complete the development of the Molo Graphite Mine; construction and start-up of new mines and industrial plants; fluctuations in the market price of graphite and other metals may adversely affect the value of the Company’s securities, revenue projections and the ability of the Company to develop Phase 2 of the Molo Graphite Mine and the ability to develop BAF plants; estimates of mineral resources and mineral reserves may not be realized; the Company may not have access to sufficient capital to develop Phase 2 of the Molo Graphite Mine and value-added processing facilities; the Company has a limited operating history and expects to incur operating losses for the foreseeable future; due to the speculative nature of mineral property exploration, there is substantial risk that the Company’s assets will not go into commercial production and the business will fail; mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations; because of the inherent dangers involved in mineral exploration, there is a risk that the Company may incur liability or damages as the Company conducts business; the Company has no insurance for environmental problems; should the Company lose the services of key executives, the Company’s financial condition and proposed expansion may be negatively impacted; because access to the Company’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays; climate change and related regulatory responses may impact the Company’s business; compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management; tax risks; because from time to time the Company holds a significant portion of cash reserves in Canadian dollars, the Company may experience losses due to foreign exchange translations; the Company’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm; the Company is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition; the market price for the Common Shares is particularly volatile given the Company’s status as a company with a small public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares; the Company does not intend to pay dividends in the foreseeable future; and the Company’s ability to meet other factors listed from time to time in the Company’s continuous disclosure documents, including but not limited to, this Form 40-F.

3

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management and/or “qualified persons” (as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management and/or qualified persons believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. In addition to the assumptions discussed herein the material assumptions upon which such forward-looking statements are based include, among others, that: the Company will be successful in its financing activities; the demand for graphite will develop as anticipated; graphite prices will remain at or attain levels that would make the Molo Graphite Mine economic; that any proposed operating and capital plans will not be disrupted by operational issues, title issues, loss of permits, environmental concerns, power supply, labour disturbances, financing requirements or adverse weather conditions; the Company will continue to have the ability to attract and retain skilled staff; and there are no material unanticipated variations in the cost of energy or supplies. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes.

The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This Form 40-F includes market, industry and economic data and projections obtained from various publicly available sources and other sources believed by the Company to be true. Although the Company believes these to be reliable, it has not independently verified the information from third party sources or analyzed or verified the underlying reports relied upon or referred to by the third parties or ascertained the underlying economic and other assumptions relied upon by the third parties. The Company believes the market, industry and economic data and projections are accurate and that the estimates and assumptions are reasonable, but there can be no assurance or guarantee as to their accuracy or completeness and the Company makes no representations as to the accuracy or completeness of such information.

RESOURCE AND RESERVE ESTIMATES

Unless otherwise indicated, all scientific and technical information, including mineral resource and mineral reserve estimates, included in the documents incorporated by reference into this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the "SEC"), and scientific and technical information, including mineral resource and mineral reserve estimates, contained in the documents incorporated by reference into this Annual Report may not be comparable to similar information disclosed by U.S. companies subject to technical disclosure requirements of the SEC.

4

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We prepare our financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Accordingly, our financial statements may not be comparable to financial statements of the United States companies.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report, are incorporated herein by reference.

•	Annual Information Form of the Company for the financial year ended June 30, 2022 (the "AIF");

•	Audited Consolidated Financial Statements for the years ended June 30, 2022 and 2021 and notes thereto, together with the report of auditors thereon (the "2022 Financial Statements"); and

•	Amended Management's Discussion and Analysis of the Company for the years ended June 30, 2022 and 2021.

ADDITIONAL INFORMATION RELATING TO MINING PROPERTIES

In response to comments received from the staff of the Securities and Exchange Commission’s Division of Corporation Finance, the following additional information regarding our mining properties is provided, which should be read in conjunction with this Form 40-F.

The following maps show the locations of our material and non-material mining properties. A property is “material” if it is important to our business or financial condition and is a matter that would be important to our investors. Our only material mining property is the Molo Graphite Mine.

Map of Madagascar showing location of our Molo and Green Giant Properties

5

Map of Northern Quebec showing location of our Sagar Property

6

Map of the Molo Graphite Mine Site

CAMP
CAMP
GENERATOR
ROAD
PIPELINE
SOLAR
PLANT
ROAD
ROAD
GRAPHITE
OUTCROP
PIT
ROAD
PLANT
ROAD
MINE WASTE &
DRY TAILINGS
EXPLOSIVES
MAGAZINE
ERUDITE

7

Map of the Molo Graphite Mine Site – Plant and ROM Stockpile

PIPELINE
ROAD
EARTH BERM
WEIGH BRIDGE
BRAKES TEST RAMP
ROAD
V-DRAIN
ROM STOCKPILE & LAYDOWN AREA
OFFICES
ABLUTION BLOCK
EARTH BERM
WASH BAY
WORKSHOP
ROAD
CONVEYOR
ROAD
PLANT
POLLUTION CONTROL DAM
ERUDITE

8

The Annual Information Form on page 12 contains a table outlining the reserve estimates. The reference to probable reserves of 8.37 Mt in that table was a typographical error, and should have been 8.27 Mt.  The remaining information in the table is correct.

                In connection with our estimates of mineralization, please note that the metallurgical recovery percentage is 88.3% and the price used for determining our estimates of resources and reserves is $1,000 per tonne of concentrate.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of June 30, 2022, the end of the period covered by this Annual Report, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2022, the end of the period covered by this Annual Report, the disclosure controls and procedures were not effective for the reasons set forth under “Attestation Report of the Registered Public Accounting Firm.”

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in the COSO Internal Control – Integrated Framework (2013). Based on the results of this evaluation, our management concluded that our internal control over financial reporting was not effective as of June 30, 2022 for the reasons set forth under “Attestation Report of the Registered Public Accounting Firm.”

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the fiscal year ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

At the time of the filing of the Original 2022 Form 20-F, the Company believed it was a non-accelerated filer, and was not required to obtain or file an attestation report.  However, upon later review we determined that the Company was an “accelerated filer” for the year ended June 30, 2022 and was required to obtain an attestation report. However, the Company has not obtained an attestation report.

9

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the fiscal year ended June 30, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDITOR INFORMATION

We have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The following information is included in the "Audit Committee" section of our AIF, which are incorporated herein by reference to Exhibit 99.1:

•	Information regarding our Audit Committee composition, independence, audit committee financial expert and pre-approval policies and procedures; and

•	Information regarding fees billed by our principal accountants, MNP LLP (Mississauga, Canada; PCAOB ID 1930), for each of the last two fiscal years.

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. A copy of the code of business conduct and ethics is posted on our website at https://www.nextsourcematerials.com/investors/#corporate-governance. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F. The Company did not grant any waiver from a provision of the code to any of its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, during the fiscal period ended June 30, 2022.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

MATERIAL CASH REQUIREMENTS FROM KNOWN CONTRACTUAL AND OTHER OBLIGATIONS1

Information regarding our material cash requirements from known contractual and other obligations is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3.

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the financial year ended June 30, 2022.

DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

                Not applicable.

UNDERTAKINGS

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

We have concurrently filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of our agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing our file number.

10

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form of the Company for the financial year ended June 30, 2022

99.2	Audited Consolidated Financial Statements for the years ended June 30, 2022 and 2021, and notes thereto, together with the report of auditors thereon

99.3	Amended Management's Discussion and Analysis of the Company for the years ended June 30, 2022 and 2021

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of MNP LLP

99.9	Consent of Qualified Person (Craig Scherba)

99.10	Consent of Qualified Person (Johann Knipe de Bruin)

99.11	Consent of Qualified Person (Erudite Strategies (Pty) Ltd.)

99.12	Consent of Qualified Person (Todd McCracken)

99.13	Consent of Qualified Person (Andy Holloway)

101	Interactive Data File (formatted as Inline XBRL)

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

11

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXTSOURCE MINERALS INC.

/s/ Craig Scherba
Name: Craig Scherba
Title: President and Chief Executive Officer
Date: July 24, 2023

12