Form 40-F/A
period 2022-06-30
NextSource Materials Inc.
filed 2023-08-01
CIK 1302084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM 40-F/A

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: June 30, 2022	Commission File Number: 000-051151

NEXTSOURCE MATERIALS INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

130 King Street West

Exchange Tower Suite 1940

Toronto, Ontario

Canada M5X 2A2

(416) 364-4911

(Address and telephone number of registrant's principal executive offices)

Registered Agent Solutions, Inc.

99 Washington Avenue, Suite 1008

Albany, New York 12260

(888) 705-7274

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

NextSource Materials Inc. ("we", "us", "our", "NextSource" or the "Company") is filing this Amendment No. 1 to Form 40-F (the “Form 40-F/A”) for the fiscal year ended June 30, 2022 to furnish amended Management Discussion & Analysis (“MD&A”) which was filed with the Canadian Securities Administrator (“CSA”) on July 27, 2023 and is attached to this Form 40-F/A as Exhibit 99.3.

Mineral reserves can only be estimated on the basis of an economic evaluation that is used in a prefeasibility or feasibility study of a mineral project. The technical report entitled “Molo Phase 2 Preliminary Economic Assessment, National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo, in the Province of Toliara, Madagascar” with an effective date of April 27, 2022 (the “PEA”) incorrectly included the previously delineated mineral reserve estimate for Phase 1 of the Molo Graphite Mine into the preliminary economic assessment for Phase 2 expansion of the Molo Graphite Mine, in contravention of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. To correct such error, the Company retracted the mineral reserve estimate from the PEA, MD&A, and from any other continuous disclosure documents filed by the Company.

Our Annual Report on Form 20-F for the fiscal year ended June 30, 2022, was initially filed with the Securities and Exchange Commission (“SEC”) on October 31, 2022 (the “Original 2022 Form 20-F”). The Original 2022 Form 20-F was amended and restated, and filed in its entirety as an annual report on Form 40-F (“Form 40-F”) on July 24, 2023. NextSource is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F ("Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

No other changes have been made to the Form 40-F other than updating the Exhibit described above. This Form 40-F/A does not reflect subsequent events occurring after the original date of the Form 40-F, or modify or update in any way disclosures made in the Form 40-F.

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

2

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

3

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

4

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

MINE
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
Date: July 31, 2023

